BLUE RIDGE REAL ESTATE COMPANY

P.O. BOX 707

BLAKESLEE, PA   18610

December 3, 2010

Jessica Barberich, Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Form 10-K for the period ended October 31, 2008; Form 10-Q for the period ended July 31, 2009; and Form 10-K for the period ended October 31, 2009

Filed January 29, 2009; September 14, 2009; and February 22, 2010

File No. 0-02844

Dear Ms. Barberich:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 18, 2010, with respect to the above-referenced filings by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K for the period ended October 31, 2009

Exhibit 13

Note 1 - Summary of Significant Accounting Policies, page 23

1.

We have reviewed your responses to our previous comments. Based on your responses and telephone conversations, we understand that management intends to obtain a new valuation of the golf course property and the adjacent land. Please confirm that you will continue assess the appropriateness of the carrying values assigned to these properties and that you will make any adjustments deemed necessary subsequent to obtaining the results of the new appraisal.

Company Response:

We have engaged an independent appraiser to provide a valuation of the golf course and the related planned residential development (the “PRD”).  We confirm that we will continue to assess the appropriateness of the carrying values assigned to these properties and that we will make any adjustments deemed necessary subsequent to obtaining the results of the new appraisal.

Jessica Barberich, Assistant Chief Accountant

December 3, 2010

Form 10-Q/A for the quarterly period ended July 31, 2009

General

2.

Please amend to label the financial statements as 'restated' and to include a footnote describing the restatement and to show the effect on each line item and any per share amounts affected by the correction. See ASC 250-10 for reference

Company Response:

We have filed Amendment No. 2 on the Form 10/Q-A to our Form 10-Q for the quarter ended July 31, 2009.  The amendment includes the requested modifications and disclosures.

Please do not hesitate to contact Alan Singer or Joanne Soslow of our counsel, Morgan, Lewis & Bockius LLP, if you have any questions or comments with regard to these responses.  Mr. Singer’s telephone number is 215-963-5224 and Ms. Soslow’s telephone number is 215-963-5262.

Sincerely,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer

Blue Ridge Real Estate Company